November 3, 2022                    TSX | NYSE | LSE: WPM
Vancouver, British Columbia
Designated News Release
THIRD QUARTER 2022 FINANCIAL RESULTS

Wheaton Precious Metals Maintains
Strong Cash Operating Margins in the Third Quarter of 2022

“At Wheaton, we focus on building a sustainable company that provides investors with profitable, long-term exposure to precious metals. While inflationary pressures have impacted all sectors of the economy, especially mining, Wheaton has maintained cash operating margins of over 75% year to date, highlighting the strength of our streaming business model,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Despite some recent challenges, we are pleased with the improvements we have seen over the third quarter in our diverse portfolio of high-quality assets, which is forecast to deliver significant organic growth over the next five years and sustained precious metals production for decades to come. We also are very optimistic that we can continue to add accretive new streams to the portfolio given the number of opportunities that we are currently reviewing coupled with one of the strongest balance sheets in the sector.”

Solid Financial Results and Strong Balance Sheet
•	$219 million in revenue and $154 million in operating cash flow in the quarter
•	$197 million in net earnings and $94 million in adjusted net earnings[1] in the quarter
•	A cash balance of $495 million and no debt as at September 30, 2022
•	Extended the maturity date of the undrawn US$2 billion revolving credit facility to July 18, 2027
•	Declared a quarterly dividend[1] of $0.15 per common share

High Quality Asset Base
•	Streaming agreements on 21 operating mines and 13 development projects
•	85% of attributable production from assets in the lowest half of their respective cost curves[2]
•	29 years of mine life based on Proven and Probable Mineral Reserves and potential additional mine life from mineral resource conversion and exploration[3]
•	Average annual production for the ten-year period ending December 31, 2031, is expected to be approximately 850,000 GEOs2,[4]
•
Completed the previously disclosed termination of the Keno Hill precious metal purchase agreement (“PMPA”) for $141 million, resulting in an impairment reversal of $10 million and a gain on disposition of $104 million

•	Announced the proposed termination of the Yauliyacu PMPA for $150 million, less the aggregate value of any deliveries to Wheaton of silver produced in 2022 prior to closing

Leadership in Sustainability
•	Top Rankings: #1 out of 119 precious metals companies and Global Top 50 out of over 14,900 multi-sector companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS
•	Commitment to Net-Zero Carbon Emissions by 2050 by 2050 supported by interim targets covering all material emissions including Scope 3
•	Established a sustainability linked element in connection with the extension of the revolving credit facility
•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights
•	Recognized by ESG Investing for Best Climate Related Reporting (Mid Cap)
•	Supported flood relief to local communities near the Stillwater mine in Montana
•	Presenting sponsor of BC Cancer Foundation’s Tour de Cure supporting cancer research

Operational Overview
(all figures in US dollars unless otherwise noted)	Q3 2022	Q3 2021	Change	YTD 2022	YTD 2021	Change
Units produced
Gold ounces	73,508	85,624	(14.2)%	218,004	254,225	(14.2)%
Silver ounces	5,883	6,349	(7.3)%	18,645	19,643	(5.1)%
Palladium ounces	3,229	5,105	(36.7)%	11,616	16,175	(28.2)%
Cobalt pounds	226	370	(39.0)%	596	1,912	(68.8)%
Gold equivalent ounces [2]	159,852	183,012	(12.7)%	491,088	570,040	(13.9)%
Units sold
Gold ounces	62,000	67,649	(8.4)%	224,238	232,843	(3.7)%
Silver ounces	5,234	5,487	(4.6)%	16,635	17,744	(6.3)%
Palladium ounces	4,227	5,703	(25.9)%	11,680	14,703	(20.6)%
Cobalt pounds	115	131	(12.2)%	851	658	29.3%
Gold equivalent ounces [2]	138,824	149,862	(7.4)%	475,259	498,635	(4.7)%
Change in PBND and Inventory
Gold equivalent ounces [2]	6,620	17,659	11,039	(32,497)	22,375	54,872
Revenue	$218,836	$268,957	(18.6)%	$829,002	$923,468	(10.2)%
Net earnings	$196,460	$134,937	45.6%	$503,001	$463,063	8.6%
Per share	$0.435	$0.300	45.0%	$1.114	$1.029	8.3%
Adjusted net earnings [1]	$93,878	$137,087	(31.5)%	$401,168	$459,848	(12.8)%
Per share [1]	$0.208	$0.304	(31.6)%	$0.889	$1.022	(13.0)%
Operating cash flows	$154,497	$201,287	(23.2)%	$571,396	$649,856	(12.1)%
Per share [1]	$0.342	$0.447	(23.5)%	$1.266	$1.444	(12.3)%
All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Third Quarter Operating Asset Highlights
Salobo: In the third quarter of 2022, Salobo produced 44,200 ounces of attributable gold, a decrease of approximately 20% relative to the third quarter of 2021, primarily due to lower grades and recovery. According to Vale S.A.’s (“Vale”), plant performance improved relative to the second quarter of 2022 despite additional planned and corrective maintenance performed in the third quarter. Vale plans for maintenance activities to continue in the fourth quarter of 2022 to further improve plant reliability.

Vale reports that physical completion of the Salobo III mine expansion was 98% at the end of the third quarter. Progress in the third quarter included the primary crushing circuit being fully commissioned, hot commissioning of the conveyor system, and commencement of wet commissioning of the flotation circuit.

Antamina: In the third quarter of 2022, Antamina produced 1.4 million ounces of attributable silver, a decrease of approximately 11% relative to the third quarter of 2021, primarily due to lower grades as per the mine plan.

Peñasquito: In the third quarter of 2022, Peñasquito produced 2.0 million ounces of attributable silver, a decrease of approximately 7% relative to the third quarter of 2021 with lower recovery and grades as per the mine plan.

Constancia: In the third quarter of 2022, Constancia produced 0.6 million ounces of attributable silver and 7,200 ounces of attributable gold, an increase of approximately 8% for silver production and a decrease of approximately 16% for gold production relative to the third quarter of 2021, with the increase in silver being primarily due to higher throughput and the decrease in gold production being primarily due to the mining of lower-grade material resulting from mine sequencing.

Sudbury: In the third quarter of 2022, Vale’s Sudbury mines produced 4,700 ounces of attributable gold, an increase of approximately 3109% relative to the third quarter of 2021, primarily due to operations at the mine being temporarily suspended due to a labour dispute which lasted from June 1, 2021 to August 9, 2021. Vale reports that in the third quarter, the first phase of the Copper Cliff Complex South Mine Project was opened, including the development of more than 12km of tunnels to reunite the south and north shafts of the mine, which is expected to nearly double ore production at the Copper Cliff Mine. The Copper Cliff Mine has historically represented approximately 20% of attributable production for Wheaton from Sudbury.

Stillwater: In the third quarter of 2022, the Stillwater mines produced 1,800 ounces of attributable gold and 3,200 ounces of attributable palladium, a decrease of approximately 38% for gold and 37% for palladium relative to the third quarter of 2021. As per Sibanye-Stillwater Limited, regional floods impacted the Stillwater operations on June 13, 2022, including damage to bridges and the access road to the Stillwater mine. Operations at the Stillwater mine, which accounts for 60% of the mined production from the Stillwater operations, were suspended for seven weeks, but resumed on July 29, 2022.  Access to the East Boulder mine and the Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.

San Dimas: In the third quarter of 2022, San Dimas produced 11,800 ounces of attributable gold, virtually unchanged relative to the third quarter of 2021, primarily due to lower throughput offset by higher grades. According to First Majestic Silver Corp., silver and gold grades were higher in the third quarter compared to the prior quarter due to improvements in dilution control from the long hole stoping in the Jessica and Regina veins and due to initial production from the Perez vein commencing in July.

Other Gold: In the third quarter of 2022, total Other Gold attributable production was 3,700 ounces, a decrease of approximately 46% relative to the third quarter of 2021, primarily due to the closure of the 777 mine in June 2022.

Other Silver: In the third quarter of 2022, total Other Silver attributable production was 1.9 million ounces, a decrease of approximately 8% relative to the third quarter of 2021, primarily due to lower production at Aljustrel (grades) and Stratoni (placed into care and maintenance).

Voisey’s Bay: In the third quarter of 2022, the Voisey's Bay mine produced 226,000 pounds of attributable cobalt, a decrease of approximately 39% relative to the third quarter of 2021, primarily due to mining lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 78% at the end of the third quarter. Progress in the third quarter included surface activities being well advanced with the port fuel tanks installed and Eastern Deeps mine fresh air infrastructure completed, and in the underground, the Reid Brook bulk Material Handling System advancing on schedule.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Third Quarter Development Asset Highlights
Goose Project: Sabina Gold & Silver Corp. (“Sabina”) announced a formal construction decision for the Goose Project. Sabina noted that the project will be in a position to commence full construction in early 2023 with first production expected in 2025.

Blackwater Project: Artemis Gold Inc. (“Artemis”) announced the commencement of site preparation work at the plant site including site clearing, bulk earthworks and sediment/erosion control. Artemis believes the Blackwater plant site will start major construction works in the first quarter of 2023.

Marathon Project: Generation Mining Limited (“Gen Mining”) delivered the environmental assessment report for the Marathon Project to federal and provincial ministers and announced the purchasing of an unused, surplus SAG mill and ball mill. Gen Mining anticipates starting construction late in the first quarter of 2023.

Curipamba Project: Adventus Mining Corporation (“Adventus”) announced an Investment Protection Agreement commitment declaration by the Government of Ecuador indicating a significant milestone in the development of the Curipamba Project. Adventus plans for a formal construction commencement in the second quarter of 2023.

Portfolio Optimization
Keno Hill: On September 7, 2022, Hecla Mining Company (“Hecla”) completed the previously announced acquisition of all the outstanding common shares of Alexco. In connection with this acquisition, the Company entered into an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022, in exchange for 34,800,989 common shares of Hecla valued at $141 million (the “Hecla shares”5), resulting in an impairment reversal of the Keno Hill PMPA in the amount of $10 million and a gain on disposal of $104 million.

Yauliyacu: On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc ("Glencore") to terminate its silver stream on the Yauliyacu Mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. Wheaton has agreed to terminate the stream in order to help facilitate the sale by Glencore of the Yauliyacu Mine. As at September 30, 2022, the net termination payment is estimated to be approximately $136 million. The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022 and certain other customary conditions. Glencore retains the option to terminate the silver stream even if it does not divest the Yauliyacu mine by December 31, 2022.

Financial Review
Revenues
Revenue was $219 million in the third quarter of 2022 representing an 19% decrease from the third quarter of 2021 due primarily to a 12% decrease in the average realized gold equivalent² price; and a 7% decrease in the number of GEOs² sold.

Revenue was $829 million in the nine months ended September 30, 2022, representing a 10% decrease from the comparable period of the previous year due primarily to a 5% decrease in the number of gold equivalent² ounces sold; and a 6% decrease in the average realized gold equivalent² price.

Cash Costs and Margin
Average cash costs¹ in the third quarter of 2022 were $439 per GEO² as compared to $417 in the third quarter of 2021. This resulted in a cash operating margin¹ of $1,137 per GEO² sold, a decrease of 17% as compared with the third quarter of 2021.

Average cash costs¹ for the nine months ended September 30, 2022 were $433 per GEO² as compared to $441 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,311 per GEO² sold, a 7% decrease from the comparable period of the previous year.

Balance Sheet (at September 30, 2022)
•	Approximately $495 million of cash on hand.
•	During the third quarter of 2022, the Company made upfront cash payments totaling $47 million relative to PMPA’s.

•
The Company extended its existing undrawn $2 billion revolving term loan with its maturity date now July 18, 2027. As part of the extension, Wheaton added a sustainability-linked element which may impact the interest rate paid on drawn amounts and standby fees.

•	The Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Sustainability
Community Investment Program:
•
In the third quarter, Wheaton Precious Metals International Ltd. (“Wheaton International”) in partnership with Sibanye-Stillwater Limited, donated funds to support flood relief in the community of Nye, which is the closest town to the Stillwater mine in Montana. Funds were used to clean up debris and support other flood-related recovery efforts and to support families in financial need whose houses were damaged.

•
In the third quarter, new reading rooms were opened in the state of Maranhāo, Brazil, as part of the Routes and Literary Network project that is maintained by the Vale Foundation in partnership with Wheaton International and the Associação Cidade Escola Aprendiz. The new reading rooms benefit 1,800 students from three different schools.

•
On August 27th, the Tour de Cure, presented by Wheaton Precious Metals, raised CA$6.3 million for the BC Cancer Foundation. The event is B.C.’s largest cycling fundraiser attracting over 1,100 participants. Since 2014, Wheaton has donated over CA$3.2 million towards crucial advancements in cancer research and care. In addition, the Silver Bullets, Wheaton’s cycling team comprised of employees, friends and family have collectively raised over CA$2 million through the Tour de Cure.

Sustainability-Linked Revolving Credit Facility: Wheaton has added a sustainability-linked element in connection with the extension to its existing undrawn US$2 billion revolving credit facility, underscoring Wheaton’s commitment to sustainability initiatives. Under the renewed revolving credit facility, the interest rate paid on drawn amounts and standby fees will be adjusted based upon Wheaton’s performance in three sustainability-related areas including climate change, diversity and overall sustainability performance.

Webcast and Conference Call Details
A conference call and webcast will be held on Friday, November 4, 2022 starting at 8:00am PT / 11:00 am ET to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:               1-888-664-6383
Dial from outside Canada or the US:                1-416-764-8650
Pass code:                                                       30587457
Live webcast:                                                            Webcast URL

The accompanying slideshow will also be available in PDF format on the ‘Events’ page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until November 11, 2022 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                 1-888-390-0541
Dial from outside Canada or the US:                  1-416-764-8677
Pass code:                                                         587457 #

Archived webcast:                                                         Webcast URL

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

About Wheaton Precious Metals Corp. and Outlook
Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton’s estimated attributable production for 2022 is forecast to be 300,000 to 320,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 35,000 to 40,000 gold equivalent ounces2 (“GEOs”), resulting in production of approximately 640,000 to 680,000 GEOs2. As a result of the proposed termination of the Yauliyacu PMPA, the Company now expects average annual production for the five-year period ending December 31, 2026, to be approximately 800,000 GEOs2,4 (from 820,000 GEOs2,4 previously) and for the ten-year period ending December 31, 2031, to be approximately 850,000 GEOs2,4 (from 870,000 GEOs2,4 previously).

In accordance with Wheaton Precious MetalsTM Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date November 3, 2022, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Company reports & S and P Capital IQ est. of 2022 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1800/oz, silver $24/oz, palladium $2,100/oz and cobalt $33/lb.
3 Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2021 and 2021 actual mill throughput and is weighted by individual reserve and resource category.
4 Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.
5 The Hecla shares represent approximately 6% of Hecla’s current issued and outstanding shares and are subject to a six month hold period from the closing date of September 7, 2022.

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2022	2021	2022	2021
Sales	$218,836	$268,957	$829,002	$923,468
Cost of sales
Cost of sales, excluding depletion	$60,955	$62,529	$205,891	$219,757
Depletion	55,728	54,976	178,812	195,458
Total cost of sales	$116,683	$117,505	$384,703	$415,215
Gross margin	$102,153	$151,452	$444,299	$508,253
General and administrative expenses	8,360	7,932	27,448	26,572
Share based compensation	77	4,139	11,586	13,746
Donations and community investments	1,406	1,524	3,379	3,712
Reversal of impairment of mineral stream interests	(10,330)	-	(10,330)	-
Earnings from operations	$102,640	$137,857	$412,216	$464,223
Gain on disposal of mineral stream interest	(104,425)	-	(104,425)	-
Other (income) expense	(2,799)	1,108	(3,448)	(2,194)
Earnings before finance costs and income taxes	$209,864	$136,749	$520,089	$466,417
Finance costs	1,398	1,379	4,209	4,309
Earnings before income taxes	$208,466	$135,370	$515,880	$462,108
Income tax (expense) recovery	(12,006)	(433)	(12,879)	955
Net earnings	$196,460	$134,937	$503,001	$463,063
Basic earnings per share	$0.435	$0.300	$1.114	$1.029
Diluted earnings per share	$0.434	$0.299	$1.112	$1.026
Weighted average number of shares outstanding
Basic	451,757	450,326	451,402	449,977
Diluted	452,386	451,717	452,221	451,369

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2022	2021
Assets
Current assets
Cash and cash equivalents	$494,618	$226,045
Accounts receivable	11,536	11,577
Other	14,764	12,102
Total current assets	$520,918	$249,724
Non-current assets
Mineral stream interests	$5,807,056	$5,905,797
Early deposit mineral stream interests	46,092	34,741
Mineral royalty interest	6,606	6,606
Long-term equity investments	190,472	61,477
Convertible notes receivable	-	17,086
Property, plant and equipment	4,505	5,509
Other	11,946	15,211
Total non-current assets	$6,066,677	$6,046,427
Total assets	$6,587,595	$6,296,151
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$11,274	$13,939
Current taxes payable	6,163	132
Current portion of performance share units	10,407	14,807
Current portion of lease liabilities	803	813
Total current liabilities	$28,647	$29,691
Non-current liabilities
Performance share units	3,661	11,498
Lease liabilities	1,348	2,060
Deferred income taxes	1,954	100
Pension liability	3,173	2,685
Total non-current liabilities	$10,136	$16,343
Total liabilities	$38,783	$46,034
Shareholders' equity
Issued capital	$3,741,211	$3,698,998
Reserves	7,464	47,036
Retained earnings	2,800,137	2,504,083
Total shareholders' equity	$6,548,812	$6,250,117
Total liabilities and shareholders' equity	$6,587,595	$6,296,151

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2022	2021	2022	2021
Operating activities
Net earnings	$196,460	$134,937	$503,001	$463,063
Adjustments for
Depreciation and depletion	56,129	55,445	180,004	196,869
Gain on disposal of mineral stream interest	(104,425)	-	(104,425)	-
Reversal of impairment of mineral stream interests	(10,330)	-	(10,330)	-
Interest expense	22	30	72	324
Equity settled stock based compensation	1,568	1,315	4,407	3,946
Performance share units	(1,654)	2,824	(11,231)	(7,128)
Pension expense	291	294	720	710
Income tax expense (recovery)	12,006	433	12,879	(955)
Loss (gain) on fair value adjustment of share purchase warrants held	204	1,246	1,101	2,392
Fair value (gain) loss on convertible note receivable	-	490	1,380	(4,136)
Investment income recognized in net earnings	(1,953)	(178)	(2,696)	(275)
Other	(349)	(9)	(1,821)	685
Change in non-cash working capital	4,728	4,434	(3,825)	(5,341)
Cash generated from operations before income taxes and interest	$152,697	$201,261	$569,236	$650,154
Income taxes recovered (paid)	(29)	-	(141)	(51)
Interest paid	(22)	(31)	(73)	(401)
Interest received	1,851	57	2,374	154
Cash generated from operating activities	$154,497	$201,287	$571,396	$649,856
Financing activities
Bank debt repaid	$-	$-	$-	$(195,000)
Credit facility extension fees	(1,205)	(54)	(1,207)	(1,727)
Share purchase options exercised	-	183	7,549	5,719
Lease payments	(201)	(196)	(603)	(583)
Dividends paid	(59,487)	(57,235)	(176,604)	(160,784)
Cash (used for) generated from financing activities	$(60,893)	$(57,302)	$(170,865)	$(352,375)
Investing activities
Mineral stream interests	$(46,675)	$(1,055)	$(107,476)	$(216,845)
Early deposit mineral stream interests	(750)	(750)	(1,500)	(1,500)
Mineral royalty interest	-	-	-	(3,571)
Closing costs on disposal of mineral stream interests	(139)	-	(139)	-
Acquisition of long-term investments	-	(5,076)	(22,768)	(7,453)
Proceeds on disposal of long-term investments	-	-	-	112,188
Dividends received	102	110	322	110
Other	(69)	(171)	(194)	(691)
Cash (used for) generated from investing activities	$(47,531)	$(6,942)	$(131,755)	$(117,762)
Effect of exchange rate changes on cash and cash equivalents	$(81)	$(39)	$(203)	$48
Increase in cash and cash equivalents	$45,992	$137,004	$268,573	$179,767
Cash and cash equivalents, beginning of period	448,626	235,446	226,045	192,683
Cash and cash equivalents, end of period	$494,618	$372,450	$494,618	$372,450

Summary of Units Produced

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces produced ²
Salobo	44,212	34,129	44,883	48,235	55,205	55,590	46,622	62,854
Sudbury [3]	4,735	5,289	5,362	4,379	148	4,563	7,004	6,659
Constancia	7,196	8,042	6,311	9,857	8,533	5,525	2,453	3,929
San Dimas [4]	11,808	10,044	10,461	13,714	11,936	11,478	10,491	11,652
Stillwater [5]	1,833	2,171	2,497	2,664	2,949	2,962	3,041	3,290
Other
Minto	3,182	2,480	4,060	3,506	1,703	3,206	2,638	789
777 [6]	-	3,509	4,003	4,462	4,717	5,035	6,280	2,866
Marmato	542	778	477	479	433	1,713	-	-
Total Other	3,724	6,767	8,540	8,447	6,853	9,954	8,918	3,655
Total gold ounces produced	73,508	66,442	78,054	87,296	85,624	90,072	78,529	92,039
Silver ounces produced [2]
Peñasquito	2,017	2,089	2,219	2,145	2,180	2,026	2,202	2,014
Antamina	1,377	1,379	1,260	1,366	1,548	1,558	1,577	1,930
Constancia	564	584	506	578	521	468	406	478
Other
Los Filos [7]	23	23	42	37	17	26	31	6
Zinkgruvan	642	739	577	482	658	457	420	515
Yauliyacu	463	756	637	382	372	629	737	454
Stratoni [8]	-	-	-	129	18	164	165	185
Minto	42	25	45	44	25	33	21	16
Neves-Corvo	323	345	344	522	362	408	345	420
Aljustrel	246	292	287	325	314	400	474	440
Cozamin	179	169	186	213	199	183	230	-
Marmato	7	8	11	7	10	39	-	-
Keno Hill [9]	-	48	20	30	44	55	27	-
777 [6]	-	80	91	96	81	83	130	51
Total Other	1,925	2,485	2,240	2,267	2,100	2,477	2,580	2,087
Total silver ounces produced	5,883	6,537	6,225	6,356	6,349	6,529	6,765	6,509
Palladium ounces produced ²
Stillwater [5]	3,229	3,899	4,488	4,733	5,105	5,301	5,769	5,672
Cobalt pounds produced ²
Voisey's Bay	226	136	234	381	370	380	1,162 ¹⁰	-
GEOs produced [11]	159,852	160,646	170,590	184,551	183,012	190,272	196,756	185,436
SEOs produced [11]	11,989	12,048	12,794	13,841	13,726	14,270	14,757	13,908
Average payable rate [2]
Gold	95.1%	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%	95.2%
Silver	86.1%	85.5%	86.1%	86.0%	86.6%	86.9%	86.6%	86.3%
Palladium	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%	93.6%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	n.a.
GEO [11]	90.6%	90.1%	90.5%	91.4%	91.3%	91.8%	90.7%	91.2%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q3-2022 - 412,000 ounces; Q2-2022 - 382,000 ounces; Q1-2022 - 408,000 ounces; Q4-2021 - 544,000 ounces; Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)
Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	The Stratoni mine was placed into care and maintenance during Q4-2021.
9)	On September 7, 2022, the Company terminated the Keno Hill stream in exchange for $141 million of Hecla common shares received as consideration.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay mine in the previous quarter.

11)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Summary of Units Sold

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces sold
Salobo	31,818	48,515	42,513	47,171	35,185	57,296	51,423	53,197
Sudbury [2]	5,147	7,916	3,712	965	1,915	6,945	3,691	7,620
Constancia	6,336	7,431	10,494	6,196	8,159	2,321	1,676	3,853
San Dimas	10,196	10,633	10,070	15,182	11,346	11,214	10,273	11,529
Stillwater [3]	2,127	2,626	2,628	2,933	2,820	2,574	3,074	3,069
Other
Minto	2,559	2,806	3,695	2,462	1,907	2,359	2,390	1,540
777	3,098	3,629	4,388	4,290	5,879	5,694	2,577	5,435
Marmato	719	781	401	423	438	1,687	-	-
Total Other	6,376	7,216	8,484	7,175	8,224	9,740	4,967	6,975
Total gold ounces sold	62,000	84,337	77,901	79,622	67,649	90,090	75,104	86,243
Silver ounces sold
Peñasquito	1,599	2,096	2,188	1,818	2,210	1,844	2,174	1,417
Antamina	1,155	1,177	1,468	1,297	1,502	1,499	1,930	1,669
Constancia	498	494	644	351	484	295	346	442
Other
Los Filos	24	41	42	17	12	42	27	-
Zinkgruvan	376	650	355	346	354	355	293	326
Yauliyacu	1,005	817	44	551	182	601	1,014	15
Stratoni	-	(2)	133	42	41	167	117	169
Minto	22	21	31	27	24	29	26	20
Neves-Corvo	105	167	204	259	193	215	239	145
Aljustrel	185	123	145	133	155	208	257	280
Cozamin	154	148	177	174	170	168	173	-
Marmato	8	11	8	8	10	35	-	-
Keno Hill	30	30	27	24	51	33	12	-
777	73	75	87	69	99	109	49	93
Total Other	1,982	2,081	1,253	1,650	1,291	1,962	2,207	1,048
Total silver ounces sold	5,234	5,848	5,553	5,116	5,487	5,600	6,657	4,576
Palladium ounces sold
Stillwater [3]	4,227	3,378	4,075	4,641	5,703	3,869	5,131	4,591
Cobalt pounds sold
Voisey's Bay	115	225	511	228	131	395	132	-
GEOs sold [4]	138,824	170,371	166,065	157,439	149,862	176,502	172,271	152,613
SEOs sold [4]	10,412	12,778	12,455	11,808	11,240	13,238	12,920	11,446
Cumulative payable units PBND [5]
Gold ounces	67,247	59,331	81,365	84,989	80,819	66,238	70,072	70,555
Silver ounces	3,550	3,672	3,910	4,200	3,845	3,802	3,738	4,486
Palladium ounces	5,041	6,267	5,535	5,629	5,619	6,822	5,373	5,597
Cobalt pounds	402	280	550	596	637	777	820	-
GEO [4]	127,840	120,735	150,032	158,477	150,317	139,145	141,206	136,894
SEO [4]	9,588	9,055	11,252	11,886	11,274	10,436	10,590	10,267
Inventory on hand
Cobalt pounds	556	582	410	657	488	134	132	-
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

5)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,212	31,818		$1,724		$416		$334	$54,860	$-	$31,000	$41,617	$2,396,952
Sudbury [5]	4,735	5,147		1,745		400		1,092	8,984	-	1,303	5,943	288,863
Constancia	7,196	6,336		1,724		415		271	10,925	-	6,578	8,295	97,213
San Dimas	11,808	10,196		1,724		624		260	17,579	-	8,567	11,213	158,704
Stillwater	1,833	2,127		1,724		317		429	3,667	-	2,080	2,992	216,617
Other [6]	3,724	6,376		1,743		694		59	11,113	-	6,311	5,562	461,359
	73,508	62,000		$1,728		$474		$353	$107,128	$-	$55,839	$75,622	$3,619,708
Silver
Peñasquito	2,017	1,599		$19.30		$4.36		$3.57	$30,857	$-	$18,182	$23,885	$301,040
Antamina	1,377	1,155		19.30		3.75		7.06	22,287	-	9,798	17,951	553,231
Constancia	564	498		19.30		6.12		6.35	9,613	-	3,398	6,563	195,507
Other [7]	1,925	1,982		18.93		7.51		6.84	37,513	114,755	123,823	21,896	538,739
	5,883	5,234		$19.16		$5.59		$5.84	$100,270	$114,755	$155,201	$70,295	$1,588,517
Palladium
Stillwater	3,229	4,227		$2,091		$353		$399	$8,838	$-	$5,657	$7,344	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	226	115		$22.68		$7.21		$13.63	$2,600	$-	$211	$7,352	$361,238
Operating results									$218,836	$114,755	$216,908	$160,613	$5,807,056
Other
General and administrative											$(8,360)	$(5,503)
Share based compensation											(77)	-
Donations and community investments											(1,406)	(1,413)
Finance costs											(1,398)	(1,020)
Other											2,799	1,849
Income tax											(12,006)	(29)
Total other											$(20,448)	$(6,116)	$780,539
											$196,460	$154,497	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the termination of the Keno Hill PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2022 were as follows:
Three Months Ended September 30, 2022
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	159,852	138,824	$ 1,576	$ 439	$ 1,137	$ 401	$ 736
Silver equivalent basis [5]	11,989	10,412	$ 21.02	$ 5.85	$ 15.17	$ 5.35	$ 9.82

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Three Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	55,205	35,185	$1,795	$412	$374	$63,154	$35,504	$50,404	$2,455,567
Sudbury [4]	148	1,915	1,794	400	1,024	3,436	708	2,242	308,158
Constancia	8,533	8,159	1,795	411	315	14,645	8,723	11,487	101,741
San Dimas	11,936	11,346	1,795	618	322	20,365	9,693	13,351	171,617
Stillwater	2,949	2,820	1,795	326	397	5,061	3,024	4,144	220,949
Other [5]	6,853	8,224	1,794	590	38	14,755	9,586	9,887	64,985
	85,624	67,649	$1,795	$464	$337	$121,416	$67,238	$91,515	$3,323,017
Silver
Peñasquito	2,180	2,210	$24.09	$4.29	$3.55	$53,259	$35,932	$43,776	$328,470
Antamina	1,548	1,502	23.99	4.80	7.53	36,000	17,503	28,993	589,816
Constancia	521	484	24.09	6.05	7.56	11,668	5,076	9,033	208,537
Other [6]	2,100	1,291	22.97	6.33	4.49	29,660	15,686	24,011	602,796
	6,349	5,487	$23.80	$5.06	$5.21	$130,587	$74,197	$105,813	$1,729,619
Palladium
Stillwater	5,105	5,703	$2,426	$468	$442	$13,834	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	370	131	$23.78	$5.15	$8.17	$3,120	$1,373	$159	$218,144
Operating results						$268,957	$151,452	$208,655	$5,505,663
Other
General and administrative							$(7,932)	$(4,729)
Share based compensation							(4,139)	-
Donations and community investments							(1,524)	(1,671)
Finance costs							(1,379)	(1,039)
Other							(1,108)	71
Income tax							(433)	-
Total other							$(16,515)	$(7,368)	$541,077
							$134,937	$201,287	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended September 30, 2021 were as follows:

Three Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	183,012	149,862	$ 1,795	$ 417	$ 1,378	$ 367	$ 1,011
Silver equivalent basis [5]	13,726	11,240	$ 23.93	$ 5.56	$ 18.37	$ 4.89	$ 13.48
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Nine Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	123,224	122,846		$1,834		$416		$334	$225,267	$-	$133,146	$174,134	$2,396,952
Sudbury [5]	15,386	16,775		1,828		400		1,091	30,673	-	5,657	22,980	288,863
Constancia	21,549	24,261		1,833		413		271	44,480	-	27,886	34,463	97,213
San Dimas	32,313	30,899		1,823		622		260	56,335	-	29,095	37,114	158,704
Stillwater	6,501	7,381		1,829		330		429	13,503	-	7,902	11,070	216,617
Other [6]	19,031	22,076		1,829		734		45	40,388	-	23,183	22,912	461,359
	218,004	224,238		$1,831		$471		$348	$410,646	$-	$226,869	$302,673	$3,619,708
Silver
Peñasquito	6,325	5,883		$22.21		$4.36		$3.57	$130,686	$-	$84,058	$105,036	$301,040
Antamina	4,016	3,800		22.13		4.42		7.06	84,093	-	40,479	66,952	553,231
Constancia	1,654	1,636		22.15		6.09		6.34	36,227	-	15,883	26,260	195,507
Other [7]	6,650	5,316		21.41		7.14		5.61	113,823	114,755	160,768	75,969	538,739
	18,645	16,635		$21.93		$5.43		$5.29	$364,829	$114,755	$301,188	$274,217	$1,588,517
Palladium
Stillwater	11,616	11,680		$2,190		$383		$399	$25,574	$-	$16,437	$21,099	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	596	851		$32.85		$6.24		$9.49	$27,953	$-	$14,560	$24,683	$361,238
Operating results									$829,002	$114,755	$559,054	$622,672	$5,807,056
Other
General and administrative											$(27,448)	$(28,933)
Share based compensation											(11,586)	(18,161)
Donations and community investments											(3,379)	(2,976)
Finance costs											(4,209)	(3,107)
Other											3,448	2,042
Income tax											(12,879)	(141)
Total other											$(56,053)	$(51,276)	$780,539
											$503,001	$571,396	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the termination of the Keno Hill PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato and 777 silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock.

On a gold equivalent and silver equivalent basis, results for the Company for the nine months ended September 30, 2022 were as follows:

Nine Months Ended September 30, 2022
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	491,088	475,259	$ 1,744	$ 433	$ 1,311	$ 376	$ 935
Silver equivalent basis [5]	36,832	35,644	$ 23.26	$ 5.78	$ 17.48	$ 5.02	$ 12.46

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Nine Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	157,417	143,904	$1,797	$412	$374	$258,549	$145,466	$200,993	$2,455,567
Sudbury [4]	11,715	12,551	1,812	400	1,024	22,742	4,864	17,722	308,158
Constancia	16,511	12,156	1,796	410	315	21,829	13,018	17,040	101,741
San Dimas	33,905	32,833	1,796	616	322	58,981	28,170	38,755	171,617
Stillwater	8,952	8,468	1,796	327	397	15,212	9,083	12,444	220,949
Other [5]	25,725	22,931	1,806	585	67	41,421	26,471	27,981	64,985
	254,225	232,843	$1,798	$454	$369	$418,734	$227,072	$314,935	$3,323,017
Silver
Peñasquito	6,408	6,228	$25.59	$4.29	$3.55	$159,374	$110,552	$132,655	$328,470
Antamina	4,683	4,931	25.66	5.12	7.53	126,484	64,106	100,597	589,816
Constancia	1,395	1,125	25.41	6.03	7.56	28,605	13,306	22,109	208,537
Other [6]	7,157	5,460	25.54	8.31	5.48	139,461	64,166	97,241	602,796
	19,643	17,744	$25.58	$5.87	$5.50	$453,924	$252,130	$352,602	$1,729,619
Palladium
Stillwater	16,175	14,703	$2,512	$463	$442	$36,932	$23,622	$30,128	$234,883
Cobalt
Voisey's Bay	1,912	658	$21.09	$4.67	$8.17	$13,878	$5,429	$1,244	$218,144
Operating results						$923,468	$508,253	$698,909	$5,505,663
Other
General and administrative							$(26,572)	$(25,898)
Share based compensation							(13,746)	(16,926)
Donations and community investments							(3,712)	(3,247)
Finance costs							(4,309)	(3,246)
Other							2,194	315
Income tax							955	(51)
Total other							$(45,190)	$(49,053)	$541,077
							$463,063	$649,856	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock.

On a gold equivalent and silver equivalent basis, results for the Company for the nine months ended September 30, 2021 were as follows:

Nine Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	570,040	498,635	$ 1,852	$ 441	$ 1,411	$ 392	$ 1,019
Silver equivalent basis [5]	42,753	37,398	$ 24.69	$ 5.88	$ 18.81	$ 5.23	$ 13.58

1)
Quantity produced represent the amount of gold, silver, palladium  and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2022	2021	2022	2021
Net earnings	$196,460	$134,937	$503,001	$463,063
Add back (deduct):
Impairment reversal	(10,330)	-	(10,330)	-
Gain on disposal of Mineral Stream Interest	(104,425)	-	(104,425)	-
(Gain) loss on fair value adjustment of share purchase warrants held	204	1,246	1,101	2,392
(Gain) loss on fair value adjustment of convertible notes receivable	-	490	1,380	(4,136)
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	3,644	(269)	4,143	837
Income tax (expense) recovery recognized in the Statement of OCI	546	627	701	(1,989)
Income tax expense resulting from PMPA disposition, net of above	7,779	-	7,779	-
Other	-	56	(2,182)	(319)
Adjusted net earnings	$93,878	$137,087	$401,168	$459,848
Divided by:
Basic weighted average number of shares outstanding	451,757	450,326	451,402	449,977
Diluted weighted average number of shares outstanding	452,386	451,717	452,221	451,369
Equals:
Adjusted earnings per share - basic	$0.208	$0.304	$0.889	$1.022
Adjusted earnings per share - diluted	$0.208	$0.303	$0.887	$1.019

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2022	2021	2022	2021
Cash generated by operating activities	$154,497	$201,287	$571,396	$649,856
Divided by:
Basic weighted average number of shares outstanding	451,757	450,326	451,402	449,977
Diluted weighted average number of shares outstanding	452,386	451,717	452,221	451,369
Equals:
Operating cash flow per share - basic	$0.342	$0.447	$1.266	$1.444
Operating cash flow per share - diluted	$0.342	$0.446	$1.264	$1.440

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Cost of sales	$116,683	$117,505	$384,703	$415,215
Less: depletion	(55,728)	(54,976)	(178,812)	(195,458)
Cash cost of sales	$60,955	$62,529	$205,891	$219,757
Cash cost of sales is comprised of:
Total cash cost of gold sold	$29,398	$31,405	$105,719	$105,721
Total cash cost of silver sold	29,238	27,782	90,384	104,159
Total cash cost of palladium sold	1,493	2,667	4,475	6,804
Total cash cost of cobalt sold	826	675	5,313	3,073
Total cash cost of sales	$60,955	$62,529	$205,891	$219,757
Divided by:
Total gold ounces sold	62,000	67,649	224,238	232,843
Total silver ounces sold	5,234	5,487	16,635	17,744
Total palladium ounces sold	4,227	5,703	11,680	14,703
Total cobalt pounds sold	115	131	851	658
Equals:
Average cash cost of gold (per ounce)	$474	$464	$471	$454
Average cash cost of silver (per ounce)	$5.59	$5.06	$5.43	$5.87
Average cash cost of palladium (per ounce)	$353	$468	$383	$463
Average cash cost of cobalt (per pound)	$7.21	$5.15	$6.24	$4.67

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Total sales:
Gold	$107,128	$121,416	$410,646	$418,734
Silver	$100,270	$130,587	$364,829	$453,924
Palladium	$8,838	$13,834	$25,574	$36,932
Cobalt	$2,600	$3,120	$27,953	$13,878
Divided by:
Total gold ounces sold	62,000	67,649	224,238	232,843
Total silver ounces sold	5,234	5,487	16,635	17,744
Total palladium ounces sold	4,227	5,703	11,680	14,703
Total cobalt pounds sold	115	131	851	658
Equals:
Average realized price of gold (per ounce)	$1,728	$1,795	$1,831	$1,798
Average realized price of silver (per ounce)	$19.16	$23.80	$21.93	$25.58
Average realized price of palladium (per ounce)	$2,091	$2,426	$2,190	$2,512
Average realized price of cobalt (per pound)	$22.68	$23.78	$32.85	$21.09
Less:
Average cash cost of gold [1] (per ounce)	$(474)	$(464)	$(471)	$(454)
Average cash cost of silver [1] (per ounce)	$(5.59)	$(5.06)	$(5.43)	$(5.87)
Average cash cost of palladium [1] (per ounce)	$(353)	$(468)	$(383)	$(463)
Average cash cost of cobalt [1] (per pound)	$(7.21)	$(5.15)	$(6.24)	$(4.67)
Equals:
Cash operating margin per gold ounce sold	$1,254	$1,331	$1,360	$1,344
As a percentage of realized price of gold	73%	74%	74%	75%
Cash operating margin per silver ounce sold	$13.57	$18.74	$16.50	$19.71
As a percentage of realized price of silver	71%	79%	75%	77%
Cash operating margin per palladium ounce sold	$1,738	$1,958	$1,807	$2,049
As a percentage of realized price of palladium	83%	81%	83%	82%
Cash operating margin per cobalt pound sold	$15.47	$18.63	$26.61	$16.42
As a percentage of realized price of cobalt	68%	78%	81%	78%
1) Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the termination of the Yauliyacu silver stream for $150 million, the value of silver produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with definitive documentation relating to the termination of the Yauliyacu silver stream, the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks relating to the termination of the Yauliyacu silver stream and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Yauliyacu silver stream, the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 31, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the receipt of $150 million from Glencore, the estimated value of silver to be produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Yauliyacu silver stream, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com